EXHIBIT 99.09

Announce the impairment of financial assets by applying IAS No.39

Date of events: 2016/12/29

Contents:

1.Date of occurrence of the event:2016/12/29

2.Company name:Chunghwa Telecom Co., Ltd

3.Relationship to the Company (please enter ”head office” or ”subsidiaries”):head office

4.Reciprocal shareholding ratios:N/A

5.Cause of occurrence:The Company followed the impairment test pursuant to IAS No. 39 - Financial Instruments: Recognition and Measurement, and has decided to reclassify the unrealized loss under other comprehensive income of available-for-sale non-current financial assets –common stocks-China Airlines Ltd. to the line item ”other gains and losses” amounting to NT$577 million.

6.Countermeasures:N/A

7.Any other matters that need to be specified:There is no impact on the net worth of the Company, and no significant effect upon the cash flow and operation.